NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA COMMENCES FENELON DRILLING

December 7, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that Phase I drilling for the 2005-2006 exploration program at the company's 100%-owned Fenelon project in Quebec commenced on December 5th. Following reopening of the project camp this November, a Val d’Or based drilling contractor was selected and has been mobilized to the site.

Led by Bonanza’s experienced exploration team, this effort will include a comprehensive surface drilling program to expand the known resource base in the Discovery Zone, in addition to testing several exciting exploration targets outside but adjacent to the Discovery Zone. Phase 1 of the campaign will involve over 10,000 meters of drilling followed by a second Phase of equal size. Bonanza is well funded to complete both phases of the proposed drilling campaign at Fenelon.

The Fenelon gold deposit was discovered by previous owners in 1993. The property was acquired by Bonanza by way of the March 2005 merger with International Taurus Inc. and acquisition of Fairstar Explorations Inc.’s interest in the property. To date, more than 300 diamond-drill holes have been completed at Fenelon. Every drill hole has intersected gold mineralization or related alteration. More than half of the holes intersect and define the high-grade gold deposit in the Discovery Area, which is at least 300 metres in length, 75 metres in width and 250 metres in depth.

The high grade mineralization at Fenelon in the Discovery Zone is open to depth and along strike. As previously reported the most recent drilling campaign in 2004 resulted in step-out intercepts of 11 metres grading 70 grams of gold per tonne (35 feet grading 2.04 ounces per ton) and 3 metres grading 350 grams of gold per tonne (10 feet grading 10.2 ounces per ton), both which have yet to be offset with additional drilling. In addition, new mineralization has been found along strike to the east of the Discovery Zone. The best examples include 5.7 metres grading 16.8 grams of gold per tonne (18.5 feet grading 0.49 ounces of gold per ton), as previously reported.

The Fenelon Gold Project, which comprises 454 mining claims covering approximately 7511 hectares in Quebec's Fénélon, Jérémie, Caumont and Gaudet townships (Latitude 50o 01' N, Longitude 78o 37' W), is located on the Detour Lake Break in the Casa Berardi region of northwest Quebec, 65 kilometres east of the Detour Lake Mine and 200 kilometres north of Rouyn-Noranda. An all-weather road provides access to the property, where a camp and a full range of support facilities have been established.

The high-grade gold mineralization at Fenelon occurs in silicified, subparallel, east-southeast-trending, near-vertical shear zones, which range in thickness from approximately one-half metre to six metres. In the high-grade zones discovered to date, gold occurs as free grains with pyrrhotite, chalcopyrite and pyrite. Host rocks are basaltic volcanic flows and mafic to felsic intrusive rocks. The entire group of host rocks has been altered to the greenstone-facies mineral suite of sericite, chlorite, biotite, carbonate and quartz. There are no natural rock outcrops in the area of the deposit and geological interpretation relies on drilling.

The Fenelon deposit lies about two kilometres north of the east-west trending "Detour Break". The deposit structure is sub parallel to, and probably a splay off this major regional fracture system. The Detour Lake mine and the Fenelon deposit are in similar structural relationships with the Detour Break. The main Abitibi structural "Breaks" have hosted many mines in the region. The Detour Lake mine produced 1.7 million ounces of gold and was mined to a depth of more than two kilometres below the surface and exploration success continues to depth. The deepest drilling at Fenelon only extends to approximately 250 metres.

Previous bulk sample mining of the near-vertical high-grade mineralization at Fenelon has demonstrated that conventional underground mining methods can effectively extract the mineralization, as previously announced. In addition, processing of over 22,000 tonnes of gold mineralization at a nearby custom milling facility resulted in gold recoveries exceeding 97 percent, demonstrating the favorable metallurgical character of the Fenelon mineralized material.

About Bonanza
Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-Feasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877)366-4464